News Release
                                ------------
                     LA-Z-BOY HAD HIGHER SALES, LOWER PROFITS
                               IN FIRST QUARTER

MONROE, MI., August 5, 1997: La-Z-Boy Incorporated continued reaching record levels of quarterly sales but reported a drop in profits due primarily to its largest customer, Montgomery Ward, declaring bankruptcy.

Financial Details
-----------------
For the first quarter ended 7/26/97, sales reached $212.3 million, up 5% from last year's first quarter of $202.2 million. Operating profit was $2.8 million vs. $8.0 million. Net income was $1.7 million vs. $4.6 million, and net income per share was $0.10 vs. $0.25.

Chairman Comments
-----------------
La-Z-Boy Chairman and President Charles T. Knabusch said the continuing rise in sales "reflects our introduction of new products, aggressive marketing efforts and an improved economic climate."

He said first quarter profits were "significantly impacted" by Montgomery Ward's recent filing for Chapter 11 bankruptcy protection. For many years, this chain was La-Z-Boy's largest single retail account. He noted however, that Sears HomeLife stores have started carrying La-Z-Boy furniture, and that major regional furniture chains also feature the company's products. Profits were also adversely affected by costs to improve manufacturing systems as well as a decision to retain more skilled employees during the slow summer sales period in order to better meet strong fall sales demands.

Sales Orders
------------
The rate of sales increases over the prior year for August and September are expected to be higher than the 5% first quarter rate based on actual orders in house and more optimism than 90 days ago. Sales have been increasing with backlogs up slightly, reflecting an improvement over the trend of the last couple of years. (All sales increases were internally generated.)

Marketing
---------
The Residential Division's June "La-Z-Boy Great Room Giveaway
Sweepstakes," promoted nationally in USA Weekend and Parade magazines, generated store traffic exceeding expectations, according to La-Z-Boy retailers. This highly successful program is expected to be repeated in coming months.

In September and October, La-Z-Boy's popular "Wendall and Al" television advertising campaign will air again during leading prime time TV programs including Caroline in the City, ER, Frasier, Home Improvement and The Drew Carey Show. These ads position La-Z-Boy as America's producer of furniture for the entire home.

From September through April of next year, the Residential Division will advertise continuously in the nation's most widely read women's magazines and "shelter" magazines with a program targeted to reach close to 100 million purchasers of home furnishings. La-Z-Boy has created a CD ROM library of retail advertising materials to help dealers tie their local promotional efforts to the company's national campaigns.

More Information
----------------
La-Z-Boy's first quarter 10-Q filing including a full income statement, balance sheet, cash flow statement and additional management discussion is available now at La-Z-Boy's worldwide web site (www.lazboy.com). About 24 to 48 hours after this release the first quarter 10-Q information should be available on the SEC's web site in their EDGAR databases (www.sec.gov). The SEC's site also contains additional La-Z-Boy financial information, including 8-K and other filings, going back about two years.


NYSE & PCX:  LZB                        Contact:  Gene Hardy  (313) 241-4306

08/05/97     La-Z-Boy Incorporated Financial Information Release     1 of 3
                        CONSOLIDATED STATEMENT OF INCOME
                  (Amounts in thousands, except per share data)

                                      FIRST QUARTER ENDED  (UNAUDITED)
                               ---------------------------------------------
                                                            Percent of Sales
                               July 26,  July 27,  % Over  ----------------
                                 1997      1996    (Under)    1997    1996
                               --------  --------  -------   ------  ------
Sales                          $212,326  $202,227      5%    100.0%  100.0%
Cost of sales                   164,184   154,917      6%     77.3%   76.6%
                               --------  --------  -------   ------  ------
  Gross profit                   48,142    47,310      2%     22.7%   23.4%

S, G & A                         45,357    39,354     15%     21.4%   19.5%
                               --------  --------  -------   ------  ------
  Operating profit                2,785     7,956    -65%      1.3%    3.9%

Interest expense                  1,024     1,107     -7%      0.5%    0.5%
Interest income                     482       463      4%      0.2%    0.2%
Other income                        750       785     -4%      0.4%    0.4%
                               --------  --------  -------   ------  ------
  Pretax income                   2,993     8,097    -63%      1.4%    4.0%

Income taxes                      1,267     3,499    -64%     42.3%*  43.2%*
                               --------  --------  -------   ------   -----
  Net income                     $1,726    $4,598    -62%      0.8%    2.3%
                               ========  ========  =======   ======   ======


 Average shares                  17,951    18,291     -2%

 Net income per share             $0.10     $0.25    -60%

 Dividends per share              $0.21     $0.19     11%

 * As a percent of pretax income, not sales.

08/05/97     La-Z-Boy Incorporated Financial Information Release     2 of 3
                          CONSOLIDATED BALANCE SHEET
                            (Dollars in thousands)

                                  Unaudited           Increase
                              ------------------     (Decrease)     Audited
                              July 26,  July 27,  ---------------  April 26,
                                1997      1996    Dollars  Percent    1997
                              --------  --------  -------  ------- --------
Current assets
  Cash & equivalents           $39,610   $26,870  $12,740      47%  $25,382
  Receivables                  164,101   161,406    2,695       2%  215,032
  Inventories
    Raw materials               40,455    40,309      146       0%   36,959
    Work-in-process             35,880    35,701      179       1%   34,854
    Finished goods              37,890    37,845       45       0%   28,177
                               --------  --------  -------  ------- --------
      FIFO inventories         114,225   113,855      370       0%   99,990
      Excess of FIFO over LIFO (21,297)  (21,735)     438       2%  (21,219)
                               --------  --------  -------  ------- --------
        Total inventories       92,928    92,120      808       1%   78,771

  Deferred income taxes         20,950    19,271    1,679       9%   20,950
  Other current assets           1,706     6,544   (4,838)    -74%    2,640
                               --------  --------  -------  ------- --------
    Total current assets       319,295   306,211   13,084       4%  342,775

Property, plant & equipment    115,610   116,323     (713)     -1%  114,658

Goodwill                        40,187    39,947      240       1%   38,702

Other long-term assets          34,583    30,639    3,944      13%   32,272
                               --------  --------  -------  ------- --------
      Total assets            $509,675  $493,120  $16,555       3% $528,407
                              ========  ========  =======  ======= ========

                                   Unaudited           Increase
                              -----------------      (Decrease)     Audited
                              July 26,  July 27,  ---------------  April 26,
                                1997      1996    Dollars  Percent   1997
                              --------  --------  -------  -------  -------
Current liabilities
  Current portion - l/t debt    $4,611    $4,625     ($14)     0%   $4,611
  Current portion - captl leases 1,932     2,114     (182)    -9%    2,017
  Accounts payable              29,959    27,027    2,932     11%   28,589
  Payroll/other comp            23,014    21,651    1,363      6%   37,934
  Estimated income taxes         5,105     6,903   (1,798)   -26%    5,412
  Other current liabilities     17,017    16,492      525      3%   19,106
                              --------  --------  -------  ------   ------
    Total current liabilities   81,638    78,812    2,826      4%   97,669

Long-term debt                  50,524    55,135   (4,611)    -8%   52,449

Capital leases                   1,760     3,654   (1,894)   -52%    2,202

Deferred income taxes            6,329     6,663     (334)    -5%    6,329

Other long-term liabilities     10,143     9,729      414      4%   10,420

Commitments & contingencies

Shareholders' equity
  17,974,876 shares, $1.00 par  17,975    18,207     (232)    -1%   17,908
  Capital in excess of par      28,318    28,225       93      0%   27,697
  Retained earnings            313,893   293,563   20,330      7%  314,731
  Currency translation            (905)     (868)    (37)     -4%     (998)
                              --------  --------  -------  ------  -------
    Total shareholders' equity 359,281   339,127   20,154      6%  359,338
                              --------  --------  -------  ------  -------
      Total liabilities and
      shareholders' equity    $509,675  $493,120  $16,555      3% $528,407
                              ========  ========  =======  ====== ========

8/5/97    La-Z-Boy Incorporated Financial Information Release    Page 3 of 3


Overall:
-------
    Refer to today's press release for additional information.

Gross Profit:
------------
     Gross profit margins declined to 22.7% of sales from 23.7% in last year's first quarter even though sales dollars increased 5% and sales units increased 3% - 4%. The decline in gross profit margin was primarily due to unfavorable direct labor and overhead costs incurred in positioning many residential upholstery plants to meet the anticipated increased production demands associated with the fall selling season. Other reasons for the decline in margins include higher lumber and plywood processing costs, higher costs due to some raw material parts delivery disruptions and higher freight costs.

     Most of the above reasons for declining first quarter margins appear to be non-recurring.

S,G & A:
-------
     First quarter S, G & A increased to 21.4% of sales vs. 19.5%. The largest cause is due to the increase of bad debts expense relating to the Chapter 11 declaration of bankruptcy by Montgomery Ward Holding Corporation. Sales to Montgomery Ward, La-Z-Boy's largest dealer, amounted to slightly less than 5% of sales in the last year. About $3.1 million in S, G & A bad debts expense is due to Montgomery Ward. This is expected to be a "one-time" income statement impact.

     Another area of S, G & A increase (as a percent of sales) is in the Information Technologies (IT) area. Starting about a year ago and continuing perhaps another year or two, an IT "infrastructure" type of investment has been made of both an expense and capitalized nature.

     Some other areas of S, G & A increase over last year (as a percent of sales) were freight expense, sales meeting expenses, and some outside
consulting expenses.   These were all "one-time" expenses and are not
expected to continue to increase throughout the new fiscal year at a rate exceeding the rate of sales.

Cash:
----
     The first quarter cash balance was 56% above last year end. The increase was largely due to a decrease in accounts receivable. Because of very strong sales in the fourth quarter of FY97, cash impacts are being recognized in the first quarter of FY98.

Goodwill:
--------
     Goodwill increased approximately $1.5 million from 4/26/97 to 7/26/97. The former England/Corsair shareholder's were given the opportunity to receive additional Company common stock based on England/Corsair's actual profit performance in each of the two years following acquisition. Approximately $1.9 million of common stock was issued in the first quarter of FY98 relating to England/Corsair's actual FY97 performance. Goodwill was increased by the value of the common stock issued.